FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
March 8, 2007
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosures: InfoVista Announces Gad Tobaly to step down as CEO

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: March 8, 2007	By:	/S/ Philippe Ozanian
		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy Investor Relations Manager, InfoVista +33 1 64 86 85 65 kdarcy@infovista.com - or - Kirsten Molyneux Gavin Anderson & Company +44 (0)207 554 1400 kmolyneux@gavinanderson.co.uk
INFOVISTA ANNOUNCES GAD TOBALY TO STEP DOWN AS CEO
•     Alain Tingaud, founder & Chairman of the Board, will resume as CEO
•     Reorganization charges to weigh on Q3 performance
Paris, France and Herndon, Virginia — March 8, 2007 — InfoVista (Euronext: IFV, ISIN: FR0004031649), the leading service-centric performance management software company announced that Mr. Tobaly will step down from his position as chief executive officer of the company, as well as resign his seat on the Board of Directors, effective today. InfoVista founder Alain Tingaud will assume the duties of Chief Executive Officer while retaining his position as Chairman of the Board. In addition to his overall responsibilities for defining the Company’s strategy, Mr. Tingaud will directly oversee product research and development and relationships with key accounts, while Philippe Ozanian, currently CFO, will become President & CFO, responsible for worldwide operations and all corporate functions.
Mr. Tingaud said, “We want to thank Gad for the hard work over the past three years. We appreciate his efforts and wish Gad every success in his future ventures.” Mr. Tingaud added, “The Board has decided that the timing is right for me to resume executive leadership of the Company, and to put in place the new organization InfoVista requires to retain its technological leadership and rapidly resume growth in license revenues. While this reorganization will affect our results in the short term, I am confident that, with Philippe’s support, we will lead InfoVista into the next stage of its profitable growth. I will dedicate myself to product management and will ensure that we continue to invest in new solutions that will quickly enlarge our addressable market.” Philippe Ozanian added, “Effective today, three regional VPs lead our operations in Europe, US and Asia. Each of them manages a results-focused organization that combines sales, presales, marketing and channels. Benefits from this new organization should be visible quickly as we speed up the decision process, expand customer-facing resources and reduce management layers to contain costs.”
Reflecting the impact of this reorganization charges, as well as expenses related to its recently announced delisting from NASDAQ, InfoVista now expects revenues in the range of €9.5 million to €10 million and a net loss of approximately €1.5 million in its fiscal year third quarter, ending March 31, 2007. For the fiscal year ending June 30, 2007, InfoVista now expects revenues to be at €40 million, and a net loss of approximately €1 million.
About InfoVista
InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets. Representative customers include Bell Canada, Bharti, BNP Paribas, British Telecom, Cable & Wireless, Colt, Defense Information Systems Agency (DISA), Deloitte & Touche, Deutsche Telecom, France Telecom, Natixis, Savvis Corporation, SingTel, T-Mobile, Telefonica, Telstra and Voca. A Software Magazine 500 company, InfoVista stock is traded on the Eurolist by Euronext (FR0004031649). For more information about the company, please visit www.infovista.com.
Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
InfoVista is a registered trademark of InfoVista, S.A.